Sibanye Stillwater Limited
Incorporated in the Republic of South Africa Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE) ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor Cnr 14th Avenue & Hendrik Potgieter Road Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Dealings in securities by an Associate of a Director

Johannesburg, 1 October 2025: Sibanye-Stillwater, (Tickers JSE: SSW and NYSE: SBSW), in compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements, discloses the following:

Name	**Neal John Froneman**
Position	Retired Executive Officer and CEO
Date of transaction	30 September 2025
Class of securities	Ordinary shares
Nature of transactions	Off-market collar hedge over 274,000 ordinary shares of the Company with a put strike price of R42.15, call strike price of R66.40 and expiry on 30 September 2027.
Nature of interest	Direct beneficial
Total value of the transaction	R11,548,278
Mr Froneman entered into an equity funding arrangement with a financial institution, which consisted of a loan agreement securitised by a simultaneous collar hedge and equity lending transaction.	

Name	**Robert van Niekerk**
Position	Prescribed Officer (Chief Technical and Innovation Officer and Head Australian Operations)
Company	Sibanye-Stillwater Limited
Nature of interest	Direct and Beneficial
Nature of transaction	On market sale of shares
Date of transaction	25 September 2025
Number of shares	310,429
Class of security	Ordinary shares
Market price per share: Low – High – Volume weighted average price –	 R45.60 R46.45 R45.67
Total value of the transaction	R14,178,655

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.

Ends.

About Sibanye-Stillwater
Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of a suite of metals and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has also diversified into battery metals mining and processing and has increased its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted, Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
Twitter: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited